UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Merus N.V.

(Name of Subject Company)

Merus N.V.

(Name of Person Filing Statement)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number of Class of Securities)

Greg Mueller

c/o Genmab A/S

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Clare O’Brien Derrick Lott Harald Halbhuber Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 Telephone: +1 (212) 848-4000	Christiaan de Brauw Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15 1077AB Amsterdam The Netherlands Telephone: +31 20 674 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Merus N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Merus”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2025, relating to the tender offer by Genmab Holding II B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company (Aktieselskab) organized under the laws of Denmark (“Genmab”), to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Genmab and Purchaser with the SEC on October 21, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “Tender Offer” is hereby further amended and supplemented by adding the following section after the last paragraph of such section:

Expiration of the Offer; Subsequent Offering Period

At 5:00 p.m. New York City time on December 11, 2025, the Offer and withdrawal rights expired as scheduled. Equiniti Trust Company, LLC, the Depositary for the Offer, has advised that, as of the Expiration Time, a total of 71,463,077 Common Shares had been validly tendered pursuant to the Offer and not properly withdrawn. For purposes of the Minimum Condition, the aggregate number of Common Shares validly tendered pursuant to the Offer and not properly withdrawn represents approximately 94.2% of the total issued and outstanding share capital of Merus (calculated in accordance with the Transaction Agreement) as of the Expiration Time. As a result, the number of Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Expiration Time satisfied the Minimum Condition.

All other Offer Conditions having been satisfied or waived, and effective at 12:01 a.m. New York City time on December 12, 2025, Purchaser has accepted for payment, and expects to promptly pay for, all Common Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time.

Pursuant to the Transaction Agreement and in accordance with Rule 14d-11 promulgated under the Exchange Act, Purchaser has commenced the Subsequent Offering Period, which will expire at 5:00 p.m. New York City time on December 29, 2025. All Common Shares validly tendered during the Subsequent Offering Period will be immediately accepted and promptly paid for by Purchaser, and tendering Merus Shareholders will receive the same Offer Consideration of $97.00 per Common Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Common Shares during the Subsequent Offering Period are described in the Offer to Purchase and are generally the same as those applicable to the initial offering period, except that Common Shares validly tendered during the Subsequent Offering Period may not be withdrawn.

Pursuant to the terms of the Transaction Agreement, at the Closing, (i) Sven (Bill) Ante Lundberg, M.D., Mark Iwicki, Len Kanavy, Paolo Pucci, Victor Sandor, M.D.C.M., and Jason Haddock each resigned and ceased to be directors of the Merus Board, (ii) Jan van de Winkel, Ph.D. became the executive director of the Merus Board and Chief Executive Officer of Merus, (iii) Greg Mueller, Anthony Pagano and Martine van Vugt, Ph.D. each became a non-executive director of the Merus Board, and (iv) Anand Mehra, M.D. and Maxine Gowen, Ph.D. remained on the Merus Board as independent directors.

Genmab and Purchaser expect to consummate the Back-End Transactions pursuant to the Transaction Agreement beginning on the Subsequent Closing Date. Following the consummation of the Back-End Transactions, Merus will no longer be a public company, and the listing of the Common Shares on the Nasdaq will be terminated. As a result, the Common Shares will cease to be publicly traded.

If you did not tender your Common Shares in the Offer and do not tender them during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration for your Common Shares as Merus Shareholders who tendered their Common Shares in the Offer, which “Back-End Cancellation Consideration” will be the Offer Consideration of $97.00 per Common Share, less any applicable withholding taxes and without interest. No Dutch dividend withholding tax (dividendbelasting) is applicable to amounts paid for Common Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Back-End Cancellation Consideration will include a fifteen percent (15%) Dutch dividend withholding tax to the extent the Back-End Cancellation Consideration per New TopCo Shares A exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo Shares A immediately prior to the Back-End Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. Unless any Merus Shareholder who receives New TopCo Shares A as a result of the Back-End Merger demonstrates to New TopCo’s sole satisfaction that such shareholder is entitled to receive its Back-End Cancellation Consideration free of Dutch dividend withholding tax and New TopCo is able to exclude such holder from the tax withholding process, New TopCo will deduct and withhold from the Back-End Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax as it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and will remit the amount so deducted and withheld to the Dutch Tax Authority.

Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and, accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your own tax advisor to determine the tax consequences (including the application and effect of any Dutch dividend withholding taxes) to you of the Subsequent Offering Period and the Back-End Transactions in light of your particular circumstances.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERUS N.V.

By:	/s/ Jan G. J. van de Winkel
Name: Jan G. J. van de Winkel
Title: Chief Executive Officer

Dated: December 12, 2025